Securities Act File No. 333-214851

Investment Company Act File No. 811-23216

As filed with the Securities and Exchange Commission on September 21, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 4	☒

(Check appropriate box or boxes)

FS Series Trust

(Exact Name of Registrant as Specified in Charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(Address of Principal Executive Offices)

(215) 495-1150

(Registrant’s Telephone Number, including Area Code)

Michael C. Forman

201 Rouse Boulevard

Philadelphia, PA 19112

(Name and Address of Agent for Service)

With Copies to:

Michael C. Forman FS Series Trust 201 Rouse Boulevard Philadelphia PA, 19112	John M. Loder Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 333-214851) of FS Series Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5) (e)(1), (g), (h)(1), (h)(2), (m), (n), (p)(1), (p)(3) and (q), filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission (the “SEC”). The contents of the Registration Statement are hereby incorporated by reference.

ITEM 28.	EXHIBITS

(a)	(1)	Certificate of Trust of the Registrant(1).

	(2)	Agreement and Declaration of Trust of the Registrant(1).

(b)		Bylaws of the Registrant(2).

(c)	(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Registrant’s Agreement and Declaration of Trust (incorporated herein by reference to Exhibit (a) of this filing).

	(2)	Article II (Meetings of Shareholders) and Article VIII (General Matters) of the Bylaws of the Registrant (incorporated herein by reference to Exhibit (b) of this filing).

(d)	(1)	Investment Management Agreement, dated as of April 25, 2017, by and between the Registrant and FS Fund Advisor, LLC.

	(2)	Investment Management Agreement, dated as of April 25, 2017, by and between FS Alternatives Fund (Cayman) and FS Fund Advisor, LLC.

	(3)	Investment Sub-Advisory Agreement, dated as of April 26, 2017, by and between FS Fund Advisor, LLC, the Registrant and Wilshire Associates Incorporated.

	(4)	Investment Sub-Advisory Agreement, dated as of April 26, 2017, by among FS Fund Advisor, LLC, the Registrant and Basso Capital Management, L.P.

	(5)	Investment Sub-Advisory Agreement, dated as of April 27, 2017, by and among FS Fund Advisor, LLC, the Registrant and MidOcean Credit Fund Management, L.P.

(e)	(1)	Distribution Agreement, dated as of April 24, 2017, by and between the Registrant and ALPS Distributors, Inc.

	(2)	Form of Dealer Agreement(4).

(f)		Not Applicable.

(g)		Custody Agreement, effective as of April 28, 2017, between the Registrant and State Street Bank and Trust Company.

(h)	(1)	Administration Agreement, dated as of April 26, 2017, by and between the Registrant and FS Fund Advisor, LLC.

	(2)	Expense Limitation Agreement, dated as of April 26, 2017, by and between FS Series Trust and FS Fund Advisor, LLC.

(i)		Opinion and consent of Smith, Katzenstein & Jenkins LLP, counsel to the Registrant(4).

(j)		Consent of Independent Registered Public Accounting Firm(4).

(k)		Not Applicable.

(l)	(1)	Subscription Agreement between Registrant and David J. Adelman(3).

	(2)	Subscription Agreement between Registrant and the Forman Family Foundation(3).

(m)		Distribution and Service Plan for FS Multi-Strategy Alternatives Fund.

(n)		Rule 18f-3 Plan for the Registrant.

(o)		Reserved.

(p)	(1)	Code of Ethics of FS Series Trust.

	(2)	Code of Ethics of FS Fund Advisor, LLC(4).

	(3)	Code of Ethics for ALPS Distributors, Inc.

	(4)	Code of Ethics for Wilshire Associates Incorporated(4).

	(5)	Code of Ethics for Basso Capital Management, L.P.(4).

	(6)	Code of Ethics for MidOcean Credit Fund Management, L.P.(4).

(q)		Power of Attorney.

(1)	Incorporated by reference to Registrant’s initial Registration Statement on Form N-1A, file no. 333-214851, filed November 30, 2016.
(2)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A, file no. 333-214851, filed February 21, 2017.
(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A, file no. 333-214851, filed April 14, 2017.
(4)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-1A, file no. 333-214851, filed April 26, 2017

ITEM 29.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH FUND

Not applicable.

ITEM 30.	INDEMNIFICATION

Reference is made to Section 7.5 of Registrant’s Agreement and Declaration of Trust, which is incorporated by reference to Exhibit (a) of this filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

FS Fund Advisor, LLC (“FS”) is the investment adviser to the FS Multi-Strategy Alternatives Fund (the “Fund”), and its business is summarized in Part A and Part B of this Registration Statement under the sections entitled “Management—Investment Adviser” and “Management,” respectively. Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of FS during the last two fiscal years is incorporated by reference to the current Form ADV filed by FS with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (CRD No. 286673, SEC No. 801-110117).

Wilshire Associates Incorporated (“Wilshire”) serves as a sub-adviser to the Fund. Its business is summarized in Part A and Part B of this Registration Statement under the sections entitled “Management—Primary Sub-Adviser” and “Management,” respectively. Information about the officers and members of Wilshire is included in its current Form ADV filed with the SEC (CRD No. 6210, SEC No. 8-23852, 801-36233) and this information, and only this information, is incorporated herein by reference.

Basso Capital Management, L.P. (“Basso”) serves as a sub-adviser to the Fund. It is primarily engaged in the investment management business. Information about the officers and members of Basso is included in its current Form ADV filed with the SEC (CRD No. 132311, SEC No. 801-64130) and this information, and only this information, is incorporated herein by reference.

MidOcean Credit Fund Management, L.P. (“MidOcean”) serves as a sub-adviser to the Fund. It is primarily engaged in the investment management business. Information about the officers and members of MidOcean is included in its current Form ADV filed with the SEC (CRD No. 151578, SEC No. 801-70672) and this information, and only this information, is incorporated herein by reference.

ITEM 32.	PRINCIPAL UNDERWRITERS.

(a) ALPS Distributors, Inc. acts as the distributor for the Registrant and the following investment companies: 1290 Funds, 13D Activist Fund, ALPS Series Trust, Arbitrage Funds, AQR Funds, Barings Funds Trust, BBH Trust, Brandes Investment Trust, Broadview Funds Trust, Brown Capital Management Funds, Centre Funds, Century Capital Management Trust, CION Ares Diversified Credit Fund, Columbia ETF Trust, Columbia ETF Trust I, Columbia ETF Trust II, Cortina Funds, Inc., CRM Mutual Fund Trust, CSOP ETF Trust, Cullen Funds, DBX ETF Trust, ETFS Trust, Elevation ETF Trust, Elkhorn ETF Trust, ETF Managers Trust, Financial Investors Trust, Firsthand Funds, Goehring & Rozencwajg Investment Funds, Goldman Sachs ETF Trust, Griffin Institutional Access Real Estate Fund, Hartford Funds Exchange-Traded Trust, Hartford

Funds NextShares Trust, Heartland Group, Inc., Henssler Funds, Inc., Holland Series Fund, Inc., Index Funds, IndexIQ Active ETF Trust, Index IQ ETF Trust, IVY NextShares Trust, James Advantage Funds, Janus Detroit Street Trust, Lattice Strategies Trust, Laudus Trust, Litman Gregory Funds Trust, Longleaf Partners Funds Trust, M3Sixty Funds Trust, Mairs & Power Funds Trust, Meridian Fund, Inc., Natixis ETF Trust, NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-T, Oak Associates Funds, OWLshares ETF Trust, Pax World Series Trust I, Pax World Funds Trust III, Principal Exchange-Traded Funds, Reality Shares ETF Trust, Resource Credit Income Fund, Resource Real Estate Diversified Income Fund, RiverNorth Funds, SCS Hedged Opportunities Master Fund, SCS Hedged Opportunities Fund, SCS Hedged Opportunities (TE) Fund, Sierra Total Return Fund, Smead Funds Trust, SPDR Dow Jones Industrial Average ETF Trust, SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust, Stadion Investment Trust, Stone Harbor Investment Funds, Total Return US Treasury Fund, USCF ETF Trust, USCF Mutual Funds Trust, Wasatch Funds, WesMark Funds, Westcore Trust, and Wilmington Funds.

(b) To the best of Registrant’s knowledge, the directors and executive officers of ALPS Distributors, Inc., are as follows:

Name*	Position with Underwriter	Positions with Fund
Edmund J. Burke	Director
Jeremy O. May	President, Director
Thomas A. Carter	Executive Vice President, Director
Bradley J. Swenson	Senior Vice President, Chief Operating Officer
Robert J. Szydlowski	Senior Vice President, Chief Technology Officer
Aisha J. Hunt	Senior Vice President, General Counsel and Assistant Secretary
Eric T. Parsons	Vice President, Controller and Assistant Treasurer
Randall D. Young**	Secretary
Gregg Wm. Givens**	Vice President, Treasurer and Assistant Secretary
Douglas W. Fleming**	Assistant Treasurer
Steven Price	Senior Vice President, Chief Compliance Officer
Liza Orr	Vice President, Senior Counsel
Jed Stahl	Vice President, Senior Counsel
Taylor Ames	Vice President
Troy A. Duran	Senior Vice President, Chief Financial Officer
James Stegall	Vice President
Gary Ross	Senior Vice President
Kevin Ireland	Senior Vice President
Mark Kiniry	Senior Vice President
Tison Cory	Vice President, Intermediary Operations
Hilary Quinn	Vice President
Jennifer Craig	Assistant Vice President

*	Except as otherwise noted, the principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1100, Denver, Colorado 80203.
**	The principal business address for Messrs. Young, Givens and Fleming is 333 W. 11th Street, 5th Floor, Kansas City, Missouri 64105.

ITEM 33.	LOCATION OF ACCOUNTS AND RECORDS

The account books and other documents required to be maintained by the Registrant, on behalf of each of the Funds, pursuant to Section 31 (a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained, in whole or in part, at the offices of the Funds’ adviser, sub-advisers, transfer agent or custodian as relevant:

(a)	FS Fund Advisor, LLC, located at 201 Rouse Boulevard, Philadelphia, PA 19112;

(b)	Wilshire Associates Incorporated, located at 1299 Ocean Avenue, 7th Floor, Santa Monica, CA 90401;

(c)	Basso Capital Management, L.P., located at 1266 East Main Street, Stamford, Connecticut 06902;

(d)	MidOcean Credit Fund Management, L.P., located at 320 Park Avenue, Suite 1600, New York, NY 10022;

(e)	DST Systems, Inc., located at 430 W. 7th Street, Kansas City, MO 64105; and

(f)	State Street and Trust Company, located at One Lincoln Street, Boston, MA 02111.

ITEM 34.	MANAGEMENT SERVICES

Not applicable.

ITEM 35.	UNDERTAKINGS

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, FS Series Trust, has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and Commonwealth of Pennsylvania on the 21st day of September, 2017.

FS SERIES TRUST (Registrant)

By:	/s/ Michael C. Forman
Michael C. Forman President

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Michael C. Forman Michael C. Forman	President	September 21, 2017

/s/ William Goebel William Goebel	Chief Financial Officer (Principal financial and accounting officer)	September 21, 2017

* David J. Adelman	Trustee	September 21, 2017

* James W. Brown	Trustee	September 21, 2017

* Philip E. Hughes, Jr.	Trustee	September 21, 2017

* Scott J. Tarte	Trustee	September 21, 2017

* By:	/s/ Michael C. Forman
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(d)(1)	Investment Management Agreement, dated as of April 25, 2017, by and between the Registrant and FS Fund Advisor, LLC.

(d)(2)	Investment Management Agreement, dated as of April 25, 2017, by and between FS Alternatives Fund (Cayman) and FS Fund Advisor, LLC.

(d)(3)	Investment Sub-Advisory Agreement, dated as of April 26, 2017, by and between FS Fund Advisor, LLC, the Registrant and Wilshire Associates Incorporated.

(d)(4)	Investment Sub-Advisory Agreement, dated as of April 26, 2017, by among FS Fund Advisor, LLC, the Registrant and Basso Capital Management, L.P.

(d)(5)	Investment Sub-Advisory Agreement, dated as of April 27, 2017, by and among FS Fund Advisor, LLC, the Registrant and MidOcean Credit Fund Management, L.P.

(e)(1)	Distribution Agreement, dated as of April 24, 2017, by and between the Registrant and ALPS Distributors, Inc.

(g)	Custody Agreement, effective as of April 28, 2017, between the Registrant and State Street Bank and Trust Company.

(h)(1)	Administration Agreement, dated as of April 26, 2017, by and between the Registrant and FS Fund Advisor, LLC.

(h)(2)	Expense Limitation Agreement, dated as of April 26, 2017, by and between FS Series Trust and FS Fund Advisor, LLC.

(m)	Distribution and Services Plan for FS Multi-Strategy Alternatives Fund.

(n)	Rule 18f-3 Plan for the Registrant.

(p)(1)	Code of Ethics of FS Series Trust

(p)(3)	Code of Ethics for ALPS Distributors, Inc.

(q)	Power of Attorney.